82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026476

REGISTRANT'S NAME China Steel Corp.

*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED
APR 1 1 2002
THOMSON FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 3296   FISCAL YEAR ~~12-31-02~~ 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 2/26/02

82-3296

ANDERSEN

02 FEB 25 AM 8:05

AR/S
12-31-02

China Steel Corporation

Forecasted Financial Statements for the Year Ending December 31, 2002

Together with Independent Auditors' Review Report

ANDERSEN

T N Soong & Co

12th Floor
156 Min Sheng E. Road Sec. 3
Taipei, Taiwan

Tel 886-2-2545-9988
Fax 886-2-2545-9966

English Translation of a Report Originally Issued in Chinese

Independent Auditors' Review Report

The Board of Directors and Stockholders
China Steel Corporation

We have reviewed the forecasted balance sheet of China Steel Corporation ("the Corporation") as of December 31, 2002 and the related forecasted statements of income, changes in stockholders' equity and cash flows for the year then ending. These forecasted financial statements are the best representation of the Corporation's management for the Corporation's financial position, results of operations and cash flows for the forecasted period based on the current environment and the most probable situation in the future.

Our review was made in accordance with the regulations governing the review of forecasted financial statements and, accordingly, included such procedures as we considered necessary to evaluate both the basic assumptions used by management and the preparation and presentation of the forecast.

Our review disclosed that the aforementioned forecasted financial statements were prepared in accordance with reasonable assumptions and the regulations governing the preparation of forecasted financial statements. However, the forecasted information and data are uncertain and may differ from actual results. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

We have reviewed the accompanying updated forecasted financial statements of the Corporation for the year ending December 31, 2001 and issued our review report dated August 28, 2001. And, we have audited the financial statements of the Corporation for the years ended December 31, 2000 and 1999, and issued our audit report dated January 20, 2001. Those financial statements are presented mainly for comparison and reference purposes.

November 30, 2001

Notice to Readers

The accompanying forecasted financial statements are intended only to present the financial position, results of operations and cash flows in accordance with reasonable assumptions and the regulations governing the preparation of forecasted financial statements and accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

FORECASTED BALANCE SHEET
December 31, 2002
(With Updated Forecasted Data as of December 31, 2001 and Comparative Historical Data as of December 31, 2000 and 1999)
(In Thousand New Taiwan Dollars)

	Forecast				Historical			
	December 31, 2002		December 31, 2001 (Updated)		December 31, 2000		December 31, 1999	
ASSETS	Amount	%	Amount	%	Amount	%	Amount	%
CURRENT ASSETS								
Cash and cash equivalents	$ 9,466,827	5	$ 12,483,698	6	$ 15,161,618	7	$ 19,992,607	10
Marketable securities	5,369,168	3	8,309,282	4	7,207,497	4	-	-
Notes receivable	425,097	-	430,050	-	327,427	-	409,095	-
Accounts receivable	1,250,977	1	1,377,045	1	1,727,905	1	1,142,401	1
Inventories	17,350,448	9	17,359,731	9	19,064,329	9	14,749,289	7
Prepayment and other	670,637	-	659,679	-	472,115	-	737,940	-
Pledged time deposits	7,600,000	4	7,850,000	4	7,600,000	4	7,568,787	4
Total Current Assets	42,133,154	22	48,469,485	24	51,560,891	25	44,600,119	22
LONG-TERM INVESTMENTS	39,153,593	20	38,041,191	19	34,504,547	16	28,213,609	14
PROPERTIES								
Cost								
Land	5,129,690	3	5,129,690	3	5,129,690	2	5,016,459	2
Land improvements	4,316,764	2	4,316,764	2	4,316,764	2	4,305,016	2
Buildings and improvements	35,622,828	18	35,532,182	17	35,432,748	17	35,075,684	17
Machinery and equipment	210,435,863	107	207,098,358	102	203,832,573	98	201,692,260	99
Transportation equipment	1,647,109	1	1,569,793	1	1,569,793	1	1,542,424	1
Miscellaneous equipment	2,673,550	1	2,649,890	1	2,631,889	1	2,536,308	1
Total cost	259,825,804	132	256,296,677	126	252,913,457	121	250,168,151	122
Appreciation	17,996,364	9	18,266,364	9	18,536,364	9	18,851,108	9
Total cost and appreciation	277,822,168	141	274,563,041	135	271,449,821	130	269,019,259	131
Accumulated depreciation	178,846,964	91	168,012,286	83	157,493,844	75	147,723,588	72
	98,975,204	50	106,550,755	52	113,955,977	55	121,295,671	59
Constructions in progress	9,747,018	5	6,190,220	3	4,460,016	2	6,675,962	3
Net Properties	108,722,222	55	112,740,975	55	118,415,993	57	127,971,633	62
OTHER ASSETS	6,652,147	3	3,780,091	2	4,500,797	2	3,679,765	2
TOTAL ASSETS	$196,661,116	100	$203,031,742	100	$208,982,228	100	$204,465,126	100

	Forecast				Historical			
	December 31, 2002		December 31, 2001 (Updated)		December 31, 2000		December 31, 1999	
LIABILITIES AND STOCKHOLDERS' EQUITY	Amount	%	Amount	%	Amount	%	Amount	%
CURRENT LIABILITIES								
Short-term bank loans and overdrafts	$ 8,500,000	4	$ 8,400,000	4	$ 2,933,033	1	$ 3,625,612	2
Commercial papers	3,205,870	2	1,191,282	1	1,092,919	-	6,313,806	3
Accounts payable	2,977,882	1	2,320,250	1	2,426,340	1	2,757,609	1
Income tax payable	480,795	-	-	-	3,339,555	2	1,250,408	1
Other payables	5,200,000	3	4,890,000	2	5,553,083	3	3,874,384	2
Other	1,632,500	1	1,650,632	1	1,682,907	1	1,930,072	1
Current portion of bonds payable and long-term debts	12,281,601	6	7,530,262	4	12,809,033	6	7,250,654	4
Total Current Liabilities	34,278,648	17	25,982,426	13	29,836,870	14	27,502,545	14
BONDS PAYABLE	30,000,000	16	34,200,000	17	30,050,000	14	34,812,000	17
LONG-TERM DEBTS	458,744	-	3,737,969	2	5,245,363	3	4,862,980	2
RESERVE FOR LAND VALUE INCREMENT TAX	3,370,813	2	3,370,813	2	3,370,813	2	3,370,813	2
OTHERS	4,285,702	2	4,998,702	2	5,824,702	3	6,473,636	3
Total Liabilities	72,393,907	37	72,289,910	36	74,327,748	36	77,021,974	38
STOCKHOLDERS' EQUITY								
Capital stock								
Common	92,652,451	47	90,611,684	45	87,483,626	42	85,621,689	42
Preferred - 14%	477,680	-	477,680	-	477,770	-	487,340	-
Total capital stock	93,130,131	47	91,089,364	45	87,961,396	42	86,109,029	42
Capital surplus	409,005	-	409,005	-	409,005	-	363,995	-
Retained earnings	33,020,151	17	39,304,785	19	46,380,081	22	40,955,888	20
Unrealized loss on long-term investments	(672,204)	-	(92,409)	-	(149,728)	-	(1,101)	-
Cumulative translation adjustments	168,580	-	31,087	-	53,726	-	15,341	-
Treasury stock	(1,788,454)	(1)	-	-	-	-	-	-
Total Stockholders' Equity	124,267,209	63	130,741,832	64	134,654,480	64	127,443,152	62
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$196,661,116	100	$203,031,742	100	$208,982,228	100	$204,465,126	100

The accompanying summary of significant accounting policies and basic assumptions on financial forecast are an integral part of this statement.

CHINA STEEL CORPORATION

FORECASTED STATEMENT OF INCOME
For the Year Ending December 31, 2002
(With Updated Forecasted Data for the Year Ending December 31, 2001 and
Comparative Historical Data for the Years Ended December 31, 2000 and 1999)
(In Thousand New Taiwan Dollars, Except Earnings Per Share)

	Forecast				Historical			
	2002		2001 (Updated)		2000		1999	
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$ 81,075,902	100	$ 85,973,314	100	$100,634,849	100	$ 89,881,678	100
COST OF REVENUES	72,265,305	89	73,479,428	86	74,724,305	74	70,816,558	79
GROSS PROFIT	8,810,597	11	12,493,886	14	25,910,544	26	19,065,120	21
OPERATING EXPENSES								
Selling	1,648,848	2	1,770,744	2	1,777,245	2	1,723,141	2
General and administrative	1,853,041	3	1,931,643	2	2,055,655	2	1,704,412	1
Research and development	798,322	1	859,510	1	856,301	1	843,260	1
Total Operating Expenses	4,300,211	6	4,561,897	5	4,689,201	5	4,270,813	4
INCOME FROM OPERATIONS	4,510,386	5	7,931,989	9	21,221,343	21	14,794,307	17
NON-OPERATING INCOME								
Interest	358,467	-	887,184	1	1,140,795	1	956,749	1
Investment income	2,381,758	3	4,553,949	5	2,053,155	2	2,432,875	3
Other	394,110	1	527,370	1	717,964	1	589,358	-
Total Non-operating Income	3,134,335	4	5,968,503	7	3,911,914	4	3,978,982	4
NON-OPERATING EXPENSES								
Interest	2,459,989	3	3,072,060	4	3,223,830	3	3,052,341	4
Other	684,732	1	328,432	-	303,880	1	209,070	-
Total Non-operating Expenses	3,144,721	4	3,400,492	4	3,527,710	4	3,261,411	4
INCOME BEFORE INCOME TAX	4,500,000	5	10,500,000	12	21,605,547	21	15,511,878	17
INCOME TAX EXPENSE (BENEFIT)	330,295	-	1,204,206	1	3,024,012	3	(76,135)	-
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	4,169,705	5	9,295,794	11	18,581,535	18	15,588,013	17
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	-	-	-	-	-	-	(466,731)	-
NET INCOME	$ 4,169,705	5	$ 9,295,794	11	$ 18,581,535	18	$ 15,121,282	17
Earnings per common share based on weighted average number of outstanding shares after deducting preferred stock dividends								
Income before cumulative effect of a change in accounting principles	$ 0.45		$ 1.02		$ 2.12		$ 1.81	
Cumulative effect of a change in accounting principles	-		-		-		(0.05)	
Net income	$ 0.45		$ 1.02		$ 2.12		$ 1.76	
Earnings per common share based on weighted average number of outstanding shares after giving retroactive adjustment for stock dividends			$ 0.97		$ 1.80		$ 1.42	

The accompanying summary of significant accounting policies and basic assumptions on financial forecast are an integral part of this statement.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

FORECASTED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ending December 31, 2002
(With Updated Forecasted Data for the Year Ending December 31, 2001 and Comparative Historical Data for the Years Ended December 31, 2000 and 1999)
(In Thousand New Taiwan Dollars, Except Par Value and Dividends)

	CAPITAL STOCK - $10 PAR VALUE				RETAINED EARNINGS							
		Issued										
	Authorized	Common	Preferred (Cumulated Participated)	CAPITAL SURPLUS	Legal Reserve	Special Reserve	Unappropriated	Total	UNREALIZED LOSS ON LONG-TERM INVESTMENTS	CUMULATIVE TRANSLATION ADJUSTMENTS	TREASURY STOCK	TOTAL STOCKHOLDERS' EQUITY
Historical												
BALANCE, JANUARY 1, 1999	95,000,000	$ 81,437,995	$ 533,000	$361,948	$13,324,464	$10,915,701	$26,494,516	$50,734,681	($ 203,073)	$ 37,813	$ -	$ 132,902,364
Increase in authorized shares	4,000,000	-	-	-	-	-	-	-	-	-	-	-
Conversion of preferred stock to common stock	-	45,660	(45,660)	-	-	-	-	-	-	-	-	-
Transfer of special reserve	-	-	-	-	-	(1,100,000)	1,100,000	-	-	-	-	-
Appropriations - July 1, 1997 to December 31, 1998												
Legal reserve	-	-	-	-	2,640,611	-	(2,640,611)	-	-	-	-	-
Bonus to employees	-	-	-	-	-	-	(197,436)	(197,436)	-	-	-	(197,436)
Bonus to directors and supervisors	-	-	-	-	-	-	(71,076)	(71,076)	-	-	-	(71,076)
Cash dividends to preferred stock - $2.5 per share	-	-	-	-	-	-	(131,267)	(131,267)	-	-	-	(131,267)
Cash dividends to common stock - $2.5 per share	-	-	-	-	-	-	(20,361,481)	(20,361,481)	-	-	-	(20,361,481)
Stock dividends	-	4,138,034	-	-	-	-	(4,138,034)	(4,138,034)	-	-	-	-
Net income for 1999	-	-	-	-	-	-	15,121,282	15,121,282	-	-	-	15,121,282
Translation adjustment of investees' long-term investments	-	-	-	-	-	-	-	-	-	(22,472)	-	(22,472)
Reversal of unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	-	201,972	-	-	201,972
Other	-	-	-	2,047	-	-	(781)	(781)	-	-	-	1,266
BALANCE, DECEMBER 31, 1999	99,000,000	85,621,689	487,340	363,995	15,965,075	9,815,701	15,175,112	40,955,888	(1,101)	15,341	-	127,443,152
Increase in authorized shares	7,000,000	-	-	-	-	-	-	-	-	-	-	-
Conversion of preferred stock to common stock	-	9,570	(9,570)	-	-	-	-	-	-	-	-	-
Appropriations of 1999 earnings												
Legal reserve	-	-	-	-	1,512,123	-	(1,512,123)	-	-	-	-	-
Bonus to employees	-	130,187	-	-	-	-	(130,187)	(130,187)	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	-	(39,056)	(39,056)	-	-	-	(39,056)
Cash dividends to preferred stock - $1.3 per share	-	-	-	-	-	-	(62,115)	(62,115)	-	-	-	(62,115)
Cash dividends to common stock - $1.3 per share	-	-	-	-	-	-	(11,132,059)	(11,132,059)	-	-	-	(11,132,059)
Stock dividends	-	1,722,180	-	-	-	-	(1,722,180)	(1,722,180)	-	-	-	-
Net income for 2000	-	-	-	-	-	-	18,581,535	18,581,535	-	-	-	18,581,535
Shareholdings percentage changes on long-term investments	-	-	-	42,506	-	-	(71,600)	(71,600)	-	-	-	(29,094)
Unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	-	(148,627)	-	-	(148,627)
Translation adjustment of investees' long-term investments	-	-	-	-	-	-	-	-	-	38,385	-	38,385
Other	-	-	-	2,504	-	-	(145)	(145)	-	-	-	2,359
BALANCE, DECEMBER 31, 2000	106,000,000	87,483,626	477,770	409,005	17,477,198	9,815,701	19,087,182	46,380,081	(149,728)	53,726	-	134,654,480
Forecast												
Conversion of preferred stock to common stock	-	90	(90)	-	-	-	-	-	-	-	-	-
Appropriations of 2000 earnings												
Legal reserve	-	-	-	-	1,858,153	-	(1,858,153)	-	-	-	-	-
Special reserve	-	-	-	-	-	96,001	(96,001)	-	-	-	-	-
Bonus to employees	-	489,126	-	-	-	-	(489,126)	(489,126)	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	-	(48,913)	(48,913)	-	-	-	(48,913)

(Forward)

Cash dividends to preferred stock - $1.5 per share	$ -	$ -	$ -	$ -	$ -	$ -	($ 71,652)	($ 71,652)	$ -	$ -	$ -	($ 71,652)
Cash dividends to common stock - $1.5 per share	-	-	-	-	-	-	(13,122,557)	(13,122,557)	-	-	-	(13,122,557)
Stock dividends	-	2,638,842	-	-	-	-	(2,638,842)	(2,638,842)	-	-	-	-
Net income for 2001	-	-	-	-	-	-	9,295,794	9,295,794	-	-	-	9,295,794
Reversal of unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	-	57,319	-	-	57,319
Translation adjustment of investees' long-term investments	-	-	-	-	-	-	-	-	-	(22,639)	-	(22,639)
BALANCE, DECEMBER 31, 2001	106,000,000	90,611,684	477,680	409,005	19,335,351	9,911,702	10,057,732	39,304,785	(92,409)	31,087	-	130,741,832
Adjustment of forecasted net income for 2001	-	-	-	-	-	-	(2,093,534)	(2,093,534)	-	-	-	(2,093,534)
Adjustment of purchasing treasury stock in 2001	-	-	-	-	-	-	-	-	-	-	(1,788,454)	(1,788,454)
Appropriations of 2001 earnings												
Legal reserve	-	-	-	-	929,579	-	(929,579)	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	-	(24,898)	(24,898)	-	-	-	(24,898)
Cash dividends to preferred stock - $1.2 per share	-	-	-	-	-	-	(57,322)	(57,322)	-	-	-	(57,322)
Stock dividends to preferred stock - $0.2 per share	-	9,554	-	-	-	-	(9,554)	(9,554)	-	-	-	-
Cash dividends to common stock - $0.7 per share	-	-	-	-	-	-	(6,237,818)	(6,237,818)	-	-	-	(6,237,818)
Stock dividends to common stock - $0.2 per share	-	1,782,233	-	-	-	-	(1,782,233)	(1,782,233)	-	-	-	-
Stock dividends from bonus to employees	-	248,980	-	-	-	-	(248,980)	(248,980)	-	-	-	-
Net income for 2002	-	-	-	-	-	-	4,169,705	4,169,705	-	-	-	4,169,705
Unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	-	(579,795)	-	-	(579,795)
Translation adjustment of investees' long-term investments	-	-	-	-	-	-	-	-	-	137,493	-	137,493
BALANCE, DECEMBER 31, 2002	$ 106,000,000	$ 92,652,451	$ 477,680	$409,005	$20,264,930	$ 9,911,702	$2,843,519	$33,020,151	($ 672,204)	$ 168,580	($1,788,454)	$ 124,267,209

The accompanying summary of significant accounting policies and basic assumptions on financial forecast are an integral part of this statement.

CHINA STEEL CORPORATION

FORECASTED STATEMENT OF CASH FLOWS
For the Year Ending December 31, 2002
(With Updated Forecasted Data for the Year Ending December 31, 2001 and
Comparative Historical Data for the Years Ended December 31, 2000 and 1999)
(In Thousand New Taiwan Dollars)

	Forecast		Historical	
	2002	2001 (Updated)	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$ 4,169,705	$ 9,295,794	$ 18,581,535	$ 15,121,282
Depreciation and amortization	11,768,397	12,352,863	12,667,257	11,511,260
Deferred income tax	(713,000)	(826,000)	(577,691)	(236,636)
Reversal of allowance for loss on inventories	-	-	(197,356)	(284,026)
Investment income under equity method	(1,338,238)	(1,140,856)	(253,647)	(1,583,482)
Loss on disposal of properties	50,000	50,000	38,813	25,460
Cash dividends on long-term investments under equity method	200,000	148,892	126,831	1,115,968
Gain on sale of long-term investments	-	-	(1,541,563)	(70,648)
Exchange loss (gain) and amortization on forward exchange contract	-	-	(18,949)	92,766
Changes in operating assets and liabilities				
Notes receivable	4,953	(102,623)	81,668	1,989,384
Accounts receivable	126,068	350,860	(585,504)	(236,639)
Inventories	9,283	1,704,598	(4,117,684)	3,851,065
Prepayment and other current assets	(10,958)	(187,564)	208,313	(74,771)
Accounts payable	657,632	(106,090)	167,726	23,305
Income tax payable	480,795	(3,339,555)	2,089,147	(1,648,126)
Other payables	310,000	(663,083)	1,652,380	392,489
Other current liabilities	(18,132)	(32,275)	(247,165)	(337,470)
Net Cash Provided by Operating Activities	15,696,505	17,504,961	28,074,111	29,651,181
CASH FLOWS FROM INVESTING ACTIVITIES				
Decrease (increase) in short-term investments	2,940,114	(1,101,785)	(4,743,303)	2,301,321
Acquisition of properties	(7,319,392)	(6,013,409)	(2,494,358)	(8,263,766)
Increase in long-term investments	(2,510,000)	(2,510,000)	(9,177,850)	(3,077,914)
Decrease (increase) in pledged time deposits	250,000	(250,000)	(77,299)	171,568
Proceeds from disposal of properties	-	-	-	3,052,795
Proceeds from sale of long-term investments	-	-	1,954,120	200,237
Decrease (increase) in other assets	(3,352,308)	6,270	(1,431,018)	149,720
Net Cash Used in Investing Activities	(9,991,586)	(9,868,924)	(15,969,708)	(5,466,039)
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in short-term bank loans and overdrafts	100,000	5,466,967	(692,579)	(438,738)
Increase (decrease) in bonds payable	(850,000)	238,000	(41,000)	9,167,000
Increase (decrease) in long-term debts	(1,877,886)	(2,874,165)	719,762	(3,422,889)
Increase (decrease) in commercial papers	2,014,588	98,363	(5,220,887)	1,731,192
Cash dividends	(6,295,140)	(13,194,209)	(11,150,096)	(20,471,274)

(Forward)

Bonus to employees, directors and supervisors	($ 24,898)	($ 48,913)	($ 39,056)	($ 266,956)
Decrease in payable on properties purchased	-	-	(498,995)	(66,919)
Purchase of forward exchange contract	-	-	(12,541)	(122,977)
Net Cash Used in Financing Activities	(6,933,336)	(10,313,957)	(16,935,392)	(13,891,561)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,228,417)	(2,677,920)	(4,830,989)	10,293,581
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,483,698	15,161,618	19,992,607	9,699,026
ADJUSTMENT OF PURCHASING TREASURY STOCK IN 2001	(1,788,454)	-	-	-
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 9,466,827	$ 12,483,698	$ 15,161,618	$ 19,992,607
SUPPLEMENTAL INFORMATION				
Interest paid (excluding capitalized interest)	$ 2,442,357	$ 3,383,276	$ 3,276,364	$ 2,720,935
Income tax paid	$ 562,500	$ 5,369,761	$ 1,512,556	$ 1,808,627
Noncash investing and financing activities				
Long-term debts due within one year	$ 12,281,601	$ 7,530,262	$ 12,809,033	$ 7,750,654
SUPPLEMENTAL INFORMATION FOR SUBSIDIARIES ACQUIRED				
The fair value of assets and liabilities of subsidiaries acquired follows:				
Cash	$ -	$ -	$ 9	$ -
Long-term investments	-	-	1,597,253	-
Others	-	-	75	-
Liabilities	-	-	(90)	-
	-	-	1,597,247	-
Shareholdings percentage	-	-	× 99.44%	-
	-	-	1,588,302	-
Deferred credit	-	-	(210,977)	-
Acquisition price for the subsidiaries	-	-	1,377,325	-
Cash balances of subsidiaries calculated by shareholdings percentage	-	-	(9)	-
Cash paid	$ -	$ -	$ 1,377,316	$ -

The accompanying summary of significant accounting policies and basic assumptions on financial forecast are an integral part of this statement.

CHINA STEEL CORPORATION

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIC ASSUMPTIONS ON FINANCIAL FORECAST
(Amounts in Thousand New Taiwan Dollars, Except Dividends Per Share, Unit Prices, Unit costs and Unless Otherwise Stated)

A. GENERAL

The Corporation, in compliance with regulations stipulated by the ROC Securities and Futures Commission, publishes its financial forecasts to provide investors with information on future operations.

On November 28, 2001, the Corporation completed the preparation of its forecasted financial statements for the year ending December 31, 2002 (hereinafter, "2002") based on the management's best estimates and evaluation of future operations. The basic assumptions stated herein are those that management considers are material to affect the forecasted financial statements. There will usually be differences between the forecasted and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

The updated forecasted data for the year ending December 31, 2001 were drawn from such periods' forecasted financial statement. Furthermore, the historical data for the years ended December 31, 2000 and 1999 were drawn from such periods' audited financial statements for comparison and reference purposes.

The significant accounting policies of the Corporation, which conform to generally accepted accounting principles in the Republic of China, and the basic assumptions are summarized as follows:

B. SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents

Cash equivalents represent commercial papers with original maturity of not longer than three months.

Marketable securities

Marketable securities, representing bond funds, stocks listed and traded in the Taiwan Stock Exchange and commercial papers over three months from investing date, are stated at the lower of weighted average cost or market value.

Market value represents net assets value of bond funds on balance sheet date, or monthly average price of listed stocks in the latest month of the period.

Inventories

Inventories consist of raw materials, supplies, fuel, finished products, work in process, by-products and construction in progress. The construction revenues are recognized by the percentage-of-completion method, and the construction in progress is valued by the costs incurred plus (less) the estimated gain (loss). Other inventories are stated at the lower of weighted moving average cost or market value. Market value represents net realizable value for finished products, work in process, by-products and construction in progress, and replacement costs for raw materials, supplies and fuel.

Long-term investments

Long-term stock investments for which the Company owns 20% or more of the voting shares of the investee or has significant influence on the investees are accounted for by equity method. When the equity method is initially applied, the difference between the carrying value of an investment and the proportionate equity in the net assets of the investee is amortized over five years. Investment gains or losses are recognized quarterly, unrealized gains or losses arising from transactions with investees and from transactions between investees are eliminated. Cash dividends received from investees are recorded as a deduction in the investment carrying value. Translation adjustments and unrealized loss on long-term investments of investees are recognized proportionately by the Corporation's shareholdings. Stock dividends received are accounted for only as increases in number of shares held. When the investee company issued additional shares, and if the Corporation does not subscirbe its proportionate shares, the difference between the carrying value of long-term investment and the proportionate sharing in the investee's equity balance is adjusted to capital surplus. However, if the adjustment is to decrease the capital surplus, but the capital surplus arising from the long-term investment is insufficient to cover the adjustment, then such adjustment shall be made to unappropriated earnings.

Other investments are accounted for by cost method.

Properties and other assets

Properties and other assets (leased assets) are stated at cost or cost plus appreciation, less accumulated depreciation. Interest expense arised form the purchase or construction of such properties is capitalized as cost. Major additions, renewals and betterments are capitalized while maintenance and repairs are expensed currently.

Depreciation is provided on cost by the straight-line method based on estimated service lives as follows: Land improvements, 5 to 40 years; buildings and improvements, 20 to 60 years; machinery and equipment, 3 to 25 years; transportation equipment, 3 to 25 years; miscellaneous equipment, 3 to 15 years. Depreciation is provided on appreciation by the straight-line method over the remaining service lives of the revalued assets. When a property reaches its original service life but is still in use, its residual value shall be further depreciated over its newly estimated remaining service life.

Depreciation on machinery and equipment leased to the Corporation's affiliate (under other assets-leased assets) is provided by the working hours method.

Gains or losses on the retirement or disposal of properties are credited or charged to current income and any such gains, net of applicable income tax, are transferred later to capital surplus in the same year.

Sales

Sales are recognized as follows: Domestic - when products are delivered off the Corporation's premises; export - when products are loaded aboard vessels.

Pension

Pension costs are recognized based on actuarial calculations. The difference between the pension costs recognized and the amount appropriated to a special fund is recognized as accrued pension liabilities. Pension benefits paid in excess of the fund and accrual are charged to expense.

Income tax

Income tax is provided on inter-period allocation basis. Tax effects of deductible temporary differences and unused tax credits are recognized as deferred tax assets. Valuation allowance is provided for deferred tax assets that are not certain to be realized. The tax effects of taxable temporary differences are recognized as deferred tax liabilities.

Deferred tax assets or liabilities are classified as current or noncurrent based on the classification of the related asset or liability, otherwise it is classified according to the expected reversal time period.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

Annual earnings shall be appropriated by the resolution of Company's stockholders in the following year. The undistributed earnings, as determined by the tax regulations, shall be subject to 10% income taxes. Such taxes are recorded as expenses after the stockholders resolve that the earnings shall be retained.

Foreign-currency transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses caused by the application of different foreign exchange rates when foreign-currency receivables and payables are settled are credited or charged to income in the year of settlement. At the balance sheet date, foreign-currency assets and liabilities are restated at the prevailing exchange rates and resulting adjustments are credited or charged to income.

Treasury stocks

Treasury stocks are stated at cost, and its book value is recorded as a deduction of stockholder's equity.

Derivative financial instruments

Forward exchange transactions entered into as hedge for foreign-currency net assets or net liabilities are recorded in New Taiwan dollars at the spot rates on the date of each forward contract. The effects of the differences between spot rates and forward rates are amortized over the period of each forward contract and recognized as gains or losses. Year-end balances of forward exchange contracts are restated at the prevailing exchange rates and the resulting adjustments are credited or charged to income. Exchange gains or losses on forward exchange transactions entered into as hedge for foreign-currency commitments are deferred as adjustments to prices of transactions.

The related receivable and payable balances are netted against each other and the resulting balance is accounted for as either current asset or liability.

C. SUMMARY OF SIGNIFICANT BASIC ASSUMPTIONS

1. Statement of Income

The forecasted revenues and cost of revenues for 2002 as compared with those of 2001 are summarized by products as follows:

	2002			2001 (Updated)		
	Quantity (Tons)	Unit Price	Amount	Quantity (Tons)	Unit Price	Amount
Revenues						
Hot rolled coil and sheet	4,262,500	$ 6,653	$ 28,356,733	4,461,043	$ 6,981	$ 31,143,968
Wire rod, plate and bar	2,683,500	9,196	24,677,949	2,684,426	9,477	25,440,488
Cold rolled coil and sheet	2,122,000	9,897	21,000,761	2,139,314	10,871	23,256,311
Other coil and sheet	832,000	5,162	4,295,088	520,217	5,954	3,097,245
By-products and non - steel products			888,540			1,010,345
Services and others			1,856,831			2,024,957
Total revenues	9,900,000		$ 81,075,902	9,805,000		$ 85,973,314
Cost of revenues						
Hot rolled coil and sheet		$ 6,156	$ 26,241,425		$ 6,105	$ 27,232,785
Wire rod, plate and bar		7,743	20,778,325		7,877	21,146,108
Cold rolled coil and sheet		9,014	19,127,049		9,211	19,705,188
Other coil and sheet		5,005	4,163,962		5,566	2,895,554
By-products and non - steel products			753,240			1,036,346
Services and others			1,201,304			1,463,447
Total cost of revenues			$ 72,265,305			$ 73,479,428
Gross profit ratio			11%			14%

a. Revenues

Based on the current ordering, the market price for the first quarter of 2002 as well as experiences from previous years, the Corporation forecasts that for year 2002, due to global economic downturn and the entry into WTO of Taiwan Republic of China, the steel market will adversely affected. The selling prices for steel products will be expected to drop down by 3%-13%, as compared with the prices for year 2001, and the average unit selling price will be decreased by about 6%.

The 2002 forecasted revenues, as compared with the forecasted revenues for 2001, will be decreased by $4,897,412 (6%). The change in the main products are as follows:

1) Hot rolled coil and sheet

The price of hot rolled coil and sheet will decrease. The Corporation anticipates the decrease in unit selling price and sales volume by 5% and 4%, respectively, and resulting in the decrease of $2,787,235 (9%) in revenues.

2) Wire rod, plate and bar

The Corporation anticipates that the sales quantities will remain at the same level but the unit selling prices of these products will decrease by 3%, resulting in the decrease of $762,539 (3%) in revenues.

3) Cold rolled coil and sheet

The sales quantities of cold rolled coil and sheet will slightly decrease. The Corporation anticipates decrease of 9% in unit selling price and resulting in the decrease of $2,255,550 (10%) in revenues.

4) Other coil and sheet

The unit selling prices of other coil and sheet will decrease by 13% but the sales quantities will increase by 60%, resulting in the increase of $1,197,843 (39%) in revenues.

b. Cost of revenues

The 2002 forecasted cost of revenues as compared with those of 2001 will decrease by $1,214,123 (2%), mainly attributes to the following:

1) Raw materials

The 2002 estimated price of main raw material costs are based on the existing contracts and the future market price estimate. Because of the rise in purchase prices for import raw materials and the devaluation of the New Taiwan dollars, the Corporation anticipates an increase of $128 or 4% in unit selling price per ton of raw material, and resulting in an increase of $1,588,740 (5%) in the cost of raw material as compared with that in 2001.

2) Direct labor

This consists mainly of employees' salaries and wages, bonus, overtime pay, insurance and pension. The Corporation anticipates an decrease of $511,957 (12%), mainly attributes to decrease in bonus which is calculated based on earnings (due to decrease in earnings).

3) Manufacturing expenses

The forecasted manufacturing expenses for 2002 will decrease by $1,745,657 (5%), as analyzed as follows:

a) Salaries and wages

This consists mainly of salaries and wages, bonus, overtime pay and pension. Due to the decrease in operating earnings, the incentive bonus will be decreased. Consequently, salaries and wages decrease by $720,403 (11%).

b) Variable overhead

This consists mainly of the costs of maintenance, fuel, factory supplies and utilities. The Corporation anticipates an increase of $149,900 in service expense due to the increase in production of product quantity and the decrease of utilities purchased, while material and supplies expenses are anticipated to decrease by $235,604 because of the improvement of the upper manufacturing process. Consequently no significant change in variable overhead as compared with that in 2001.

c) Other expenses

Other expenses in 2002 are estimated based on the actual expenses for the period from January to October 2001.

Depreciation will decrease by $941,089 because part of machinery and equipments will be fully depreciated in the first quarter of 2002.

c. Operating expenses

The forecasted operating expenses for 2002 will decrease by $261,686 (6%), detailed as follows:

1) Salaries and wages

Salaries and wages, which will decrease by $238,189 (11%), mainly attributes to the decrease of $207,385 (38%) in incentive bonus.

2) Variable expenses

This consists mainly of commission and the costs of professional service, office supplies, transportation and maintenance. No significant change is expected for such variable expenses.

3) Other expenses

Other expenses in 2002 are estimated based on the actual expenses for the period from January to October 2001.

d. Non-operating income and expenses

1) Interest income and expenses

The forecasted interest expenses for 2002 is based on the outstanding balances of short-term bank loans, long-term debts and bonds payable (the Corporation anticipates to issue the bonds of $5,000,000), with interest rate at 3.5%-7.54%, less capitalized interest of about $100,000, and expected to decrease by $612,071 (20%) as compared with 2001. The forecasted interest income for 2002 is calculated based on the average time deposits and commercial papers balance with interest rate at 2.5%-3.3%, and expected to decrease by $528,717 (60%) as compared with 2001.

2) The forecasted investment income consist of the investment income under equity method of $1,338,238 and gain on disposal of short-term investment of $1,043,520. The forecasted investment income under equity method are recognized based on the investees' forecasted operating results as follows:

	Investees' Net Income (Loss)	% of Ownership	Investment Income (Loss)
Investment income (loss) recognized by equity method			
China Steel Express Corporation	$ 600,500	100	$ 600,320
Gains Investment Corporation	110,000	100	110,000
C. S. Aluminium Corporation	255,072	98	249,256
China Steel Global Trading Corporation	120,000	100	119,424
China Prosperity Development Corporation	345	100	345
China Steel Security Corporation	6,275	100	6,272
Hi-mag Magnetic Corporation	866	50	435
Info-Champ Systems Corporation	90,000	100	89,802
China Hi-ment Corporation	162,814	20	33,035
China Ecotek Corporation	52,400	36	18,948
China Steel Structure Corporation	129,528	18	23,289
China Steel Chemical Corporation	470,613	31	145,749
Taisil Electronic Materials Corporation	235,355	35	82,374
Kuei Yi Industrial Corporation	(400,000)	30	(120,000)
Kaohsiung Rapid Transit Corporation	(184,387)	31	(56,237)

(Forward)

China Steel Asia Pacific Holdings Ptd. Ltd. (CSAPH)	$ 91,226	100	$ 91,226
China Steel Machinery Coropration	(56,000)	100	(56,000)
Investment income-net			$1,338,238

e. Income tax

The forecasted 2002 income tax is calculated as follows:

Tax on pretax income at statutory rate (25%)	$1,125,000
Depreciation difference	713,000
Investment income	(595,440)
	1,242,560
Tax on undistributed earnings	76,735
Investment tax credit	(276,000)
Income tax payable	1,043,295
Change in deferred income tax	(713,000)
	$ 330,295

Income tax payable is net of prepaid income tax.

2. Balance Sheet

a. Long-term investments

As stated under item C.d.2., the estimated investment income of $1,338,238 and will implement the increase in investments of $2,510,000. The movement of these investment are expected as follows:

Forecasted balance at end of 2001	$38,041,191
Adjustment to the FY01 Forecasted long-term investment income	(2,093,534)
Additional investments	2,510,000
Cash dividends	(200,000)
Investment income under the equity method	1,338,238
Unrealized loss on long-term investment	(579,795)
Cumulative translation adjustments of investees' long-term investments	137,493
Balance, end of year	$39,153,593

b. Short-term bank loans and overdrafts, commercial papers, bonds payable and long-term debts

The Corporation expects to issue bonds of $5,000,000 and commercial papers of $2,014,588 for repaying the long-term debts of $1,877,886 and bonds payable of $5,850,000.

c. Appropriations of retained earnings

The Corporation shall appropriate its 2001 earnings, based on its dividend policy as follows:

Legal reserve	$ 929,579
Cash dividends	
Common stock $0.7 per share	6,237,818
Preferred stock $1.2 per share	57,322
Stock dividends $0.2 per share (including common and preferred stock)	1,791,787
Bonus to directors and supervisors	24,898
Bonus to employees	248,980
	$ 9,290,384

d. Treasury stock

For the purpose of transferring some of the Corporation's stocks to employees, the Corporation acquired 150,000 thousand shares of common stocks for $1,788,454 as of October 2001. These stocks will be transferred to employees in the appropriate time.

D. FORECASTED QUARTERLY OPERATING RESULTS FOR 2002

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$19,990,773	$20,212,665	$20,434,758	$20,437,706
Cost of revenues	17,818,368	18,016,226	18,214,147	18,216,564
Gross profit	$ 2,172,405	$ 2,196,439	$ 2,220,611	$ 2,221,142
Gross profit ratios	11%	11%	11%	11%
Income before income tax	$ 856,828	$ 862,507	$ 868,361	$ 1,912,304

E. SENSITIVE ANALYSIS OF THE FORECASTED FINANCIAL STATEMENTS FOR 2002

a. Changes in foreign exchange rate

Forecasted exchange rate of New Taiwan Dollars against U.S. Dollars: US$1=NT$35
Amounts expected to be affected by the change in exchange rate:

Revenues (export sales)	US$ 1,119,007,586
Costs of imported raw materials and supplies	(905,362,097)
Other operating expenses	(4,941,315)
	US$ 208,704,174

Effect of fluctuations on exchange rate:

Appreciation (Depreciation) of New Taiwan Dollars	Increase (Decrease) in Income before Income Tax
1%	($ 73,046)
(1%)	73,046

b. Changes in unit selling price

Estimated average unit price for 2002: $7,912 per ton
Estimated sales volume for 2002: 9,900,000 tons

Effect of changes in unit selling price:

Increase (Decrease) in Unit Selling Price	Increase (Decrease) in Revenues
1%	$ 783,288
(1%)	(783,288)

c. Changes in cost of raw materials:

Forecasted cost of raw materials for 2002: $34,472,837
Effect of changes in cost of revenues:

Increase (Decrease) in Cost of Raw Materials	Increase (Decrease) in Cost of Revenue
1%	$ 344,728
(1%)	(344,728)

F. ACHIEVEMENT OF 2001 FORECAST:

	Three Quarters Ended September 30, 2001	Annual Forecast Original	Annual Forecast Updated	Achievement On Updated Forecast (%)
Revenues	$63,913,641	$ 92,761,014	$ 85,973,314	74
Cost of revenues	54,565,421	72,529,976	73,479,428	74
Gross profit	9,348,220	20,231,038	12,493,886	75
Operating expense	3,299,590	4,561,897	4,561,897	72
Income from operations	6,048,630	15,669,141	7,931,989	76
Non-operating income	2,696,369	5,240,120	5,968,503	45
Non-operating expenses	2,362,214	3,659,261	3,400,492	69
Income before income tax	$ 6,382,785	$ 17,250,000	$ 10,500,000	61

The 2001 original forecasted financial statements was published on December 15, 2000. Due to the change in assumptions and circumstances, the 2001 updated forecasted financial statements were prepared on August 28, 2001.

The reason and impact for the update: The changes in the basic assumptions for the revenues, cost of revenues and non-operating income are mainly resulting from the slowdown in both international and domestic steel market, and the increase in investment loss recognized under equity method and gains on sale of short-term investments. Consequently, the updated gross profit and income before income tax decreased by $7,737,152 (38%) and $6,750,000 (39%), respectively, as compared with the original forecast.